January 31, 2011

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Tornier N.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tornier N.V. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective at February 2, 2011 at 4:00 p.m., Eastern Standard Time or as soon as practicable thereafter.  Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby also respectfully requests that the effectiveness of its Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2011, pursuant to the Securities and Exchange Act of 1934, as amended, for the Registrant’s ordinary shares be accelerated to be simultaneous with the effective date of the Registration Statement.

The Registrant hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As described in its letter to the Staff on January 28, 2011, the Company is hereby requesting acceleration of the effective date of the Registration Statement prior to its audited financial statements for the fiscal year ended January 2, 2011 becoming available and, as a result, does not intend to include such financial statements in the Registration Statement.  The Company is not presently aware of any material information that such financial statements would otherwise reveal.

The cooperation of the staff in meeting the timetable described above is very much appreciated.  We request that we be notified of such effectiveness by a telephone call to Jeffery Fang of Willkie Farr & Gallagher LLP at (212) 728-8656 and that such effectiveness also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

TORNIER N.V.

By:	/s/ Douglas W. Kohrs
	Name:	Douglas W. Kohrs
	Title:	President and Chief Executive Officer

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP